Contact

www.linkedin.com/in/armando-castro-49783110 (LinkedIn)
www.lowenstein.com/people/attorneys/armando-castro (Company)

Top Skills

ECVC
Board of Directors
Venture Capital

Languages

Spanish (Native or Bilingual)
English (Native or Bilingual)

Certifications

Attorney at Law
Certified Public Accountant

Armando Castro

Lowenstein Sandler LLC
Palo Alto, California, United States

Summary

I serve as the outside general counsel to a majority of my clients. I have significant experience counseling domestic and international parties on legal and business matters. My experience covers domestic, international and cross border aspects of these matters.

I. Private Practice.
My experience includes the representation of a variety of clients ranging from formation stage companies to established global companies on a variety of matters and transactions including the following:

Board of Directors. Directly advise the board of directors for a majority of my clients on matters of corporate governance and all significant transactions including, financings, mergers and acquisitions, technology transactions, management compensation, labor and employment matters, stock valuations, general contracts and regulatory matters. I attend the board meetings of most of my clients and of the various board committees.

Securities Offerings and Financings. Represented and counseled companies and their boards of directors, investors, placement agents and underwriters in approximately 55 public offerings and over 500 private placements.

SEC and Other Public Company Reporting Matters. Counseled approximately 25 different public companies over a twenty-one year period with respect to SEC and stock exchange requirements.

Corporate Reorganizations, Mergers and Acquisitions. Represented both acquiring and target companies in approximately 120 corporate reorganizations, mergers and asset acquisitions.

II. Experience In House
My in-house experience includes the following:

Primary legal advisor to Cyras' Board of Directors and mangement team for all legal matters including: the Company's $2.7 billion merger with CIENA; the design, negotiation and marketing of a pre-public $150 million 4½% Convertible Subordinated Note Offering to Qualified Institutional Buyers; and hedging strategies and equity liquidation options in connection with the CIENA acquisition.
# #

Experience

Lowenstein Sandler LLP
Partner
December 2024 - Present (7 months)
Palo Alto, California, United States

Corporate and Securities Partner, ECVC Group

Pillsbury Winthrop Shaw Pittman LLP
Partner
May 2014 - December 2024 (10 years 8 months)
Palo Alto, California

Corporate and Securities Partner

DLA Piper
Partner
January 2012 - May 2014 (2 years 5 months)
Palo Alto, California

Corporate and Securities Partner.

Reed Smith LLP
Partner
November 2008 - January 2012 (3 years 3 months)
Palo Alto, California

Corporate and Securities Partner.

Morgan, Lewis & Bockius LLP
Partner
February 2003 - November 2008 (5 years 10 months)
Palo Alto, California

Corporate and Securites Partner

Brobeck, Phleger & Harrison
Partner
April 2002 - January 2003 (10 months)
Palo Alto, California

Corporate and Securities Partner.

Ciena
Vice President Legal
March 2001 - July 2001 (5 months)
Fremont, California

Legal counsel for Metro Switching Division (Formerly Cyras Systems, Inc., acquired by CIENA).

Cyras Systems, Inc.
General Counsel and Secretary
February 2000 - March 2001 (1 year 2 months)
Fremont, California

Member of the Executive Management Team. Responsible for all legal matters and certain financial matters, including managing relationship with outside investors and investment bankers.

Brobeck, Phleger & Harrison
Partner
February 1998 - February 2000 (2 years 1 month)
Palo Alto, California

Corporate and Securites Parnter

Wilson Sonsini Goodrich and Rosati
Associate
August 1992 - February 1998 (5 years 7 months)
Palo Alto, California

Corporate and Securities Lawyer.

Ernst & Young
Senior Accountant
August 1985 - August 1989 (4 years 1 month)
Los Angeles, California

Senior Accountant Audit Department.

Education

Stanford University Law School

JD, 1992 · (1989 - 1992)

Loyola Marymount University

BS, Accounting · (1981 - 1985)